

PENSERRA

TRUST | INNOVATION | PRECISION

2017

(SEC ID. NO. 8-67773)

Report of Independent Registered
Public Accounting Firm and
Financial Statements

Penserra Securities LLC

December 31, 2017

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4 ORINDA WAY SUITE 100-A
(No. and Street)

ORINDA	**CA**	**94612**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

GEORGE MADRIGAL **925-594-5001**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.



OATH OR AFFIRMATION

I, **GEORGE MADRIGAL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC** , as of and for the year ending **DECEMBER 31, 2017** , are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY HANDEL
Notary Public California
Contra Costa County
Commission # 2227137
My Comm. Expires Dec 31, 2021

[signature]
Notary Public

[signature]
Signature

PRESIDENT AND CEO
Title

This report** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- _ (c) Statement of Income (Loss).
- _ (d) Statement of Changes in Financial Condition
- _ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- _ (g) Computation of Net Capital.
- _ (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of
Penserra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the "Company") as of December 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, CA
March 1, 2018

We have served as the Company's auditor since 2014.

FINANCIAL STATEMENT

_____

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	4,161,048
Accounts receivable		531,870
Marketable securities, at fair value		741,439
Receivables from broker-dealers and clearing agents		1,086,034
Receivables from debt underwriting		241,589
Receivables from affiliates and employees		188,858
Brokerage account deposit		251,265
Furniture and equipment, net of accumulated depreciation		388,971
Other assets		321,630
Goodwill		2,543,770
Total assets	$	10,456,474

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,956,209
Due to broker-dealers		18,516
Payable to clients		58,158
Equipment leases		275,429
Other liabilities		23,969
Total liabilities		2,332,281
Members' equity		8,124,193
Total liabilities and members' equity	$	10,456,474

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007, as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Firm has employees with a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and ETFs. The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in New York City; Chicago, Illinois; Greenwich, Connecticut; and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

NOTE 2 – ACQUISITION

On December 31, 2016, the parent and holding company of Penserra Securities LLC ("Penserra"), Penserra Financial Ventures LLC ("PenVEN"), acquired 100% ownership of Cheevers & Company, Inc. ("Cheevers"). This initial acquisition was treated as an F reorganization under IRC Sec. 368(a)(1)(F) reorganization. Subsequent to the acquisition, on May 1, 2017, PenVEN combined the operations of Cheevers with Penserra. The acquisition and subsequent merger of Cheevers was made to establish a significant presence in the Midwest and further diversify the Firm's product mix. Specifically, the primary business of Cheevers involves an area known as Qualified Contingent Trades, which are transactions tied to a corresponding derivative. Cheevers executes only the physical stock trade and does not execute the derivative instrument itself. The assets acquired, both tangible and intangible, were recorded at their fair values as of the merger date in accordance with ASC 805, Business Combinations. The following table reflects the estimated fair values of the assets acquired related to the Cheevers merger.

Assets		May 1, 2017	Liabilities	May 1, 2017
Cash		$ 333,473	Accounts Payable	$ 338,931
Pre-Paid Expenses		76,443	Accrued Payroll Payables	330,000
PP&E, Net		22,439	Total Liabilities	668,931
Security Deposit		19,448		
Other Assets		4,862		
Goodwill		2,543,770		
	Total Assets	$ 3,000,435	Net Assets	$ 2,331,504

The financial activities of Cheevers are included effective January 1, 2017.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION
The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value assigned to goodwill in the acquisition. Actual results could differ from those estimates**.**

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Concentration of Credit Risk – Concentration of credit risk associated with a lack of diversification, such as having substantial investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, political, regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

Our cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equivalents with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure with any one institution. Our counterparties, with respect to broker-dealers and clearing agents, are generally large well-known financial services companies with strong credit ratings.

Furniture and equipment – Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment, the estimated useful life is five years. For the year ended December 31, 2017, $333,958 of acquisitions (net of depreciation) were made for technology infrastructure, the trading facility, and administrative departments.

Income taxes – As a limited liability corporation, net income of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax.

The Firm applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2017 financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Loan Payable - The Firm also entered into a Line of Credit in July 2015 for a principal amount of $500,000, which is used for general business purposes. The interest rate on the Line of Credit is 4.25% per annum. As of June 1, 2017, the Line of Credit was modified to increase the principal amount to $1,000,000. The balance owed as of December 31, 2017, is $0. The Line of Credit is secured through a guarantee by Members and matures in July 2019.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs – *Marketable Securities* - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

Business combinations – Acquisitions of the Firm are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, plus any costs directly attributable to the business combination. The acquirer's identifiable assets and liabilities are recognized at their fair values at the acquisition date. Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill – Goodwill is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill that arises from a business combination is periodically evaluated for impairment at the reporting unit level, at least annually.

Subsequent events - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2017 and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

NOTE 4 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 3. As of December 31, 2017, the Firm held fifteen positions in government securities with a fair value of $741,439, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2017 was $67,532 and is included in the Statement of Net Income as principal trading income.

	Level 1	Level 2	Level 3	Total
Mortgage-Backed Securities		$ 741,439		$ 741,439
Total	-	$ 741,439	-	$ 741,439

NOTE 5 – RECEIVABLE FROM BROKERS AND CLEARING AGENTS

The receivable from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2017 and received subsequent to year end. In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 – COMMITMENTS

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2017. Minimum annual lease payments under such leases are due in the following years ending December 31:

Year Ending December 31, 2017

2018	$	318,998
2019		151,190
Total future lease commitments	$	470,188

The leases for office space contain some escalation provisions and renewal options.

NOTE 7 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. If the agency transactions on behalf of customers do not settle because of a failure to perform by the customer, we may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates negatively.

PENSERRA SECURITIES LLC
NOTES TO FINANCIAL STATEMENT

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the balance sheet as of December 31, 2017.

NOTE 8 – OBLIGATIONS UNDER CAPITAL LEASES

The Firm has four lease obligations with one financing company collateralized by computers and equipment having an aggregate net book value of $271,572 as of December 31, 2017. These obligations have imputed interest rates ranging from 6.65% and 10.56% are payable in 36 installments that mature between August 1, 2020 and November 1, 2020. At the end of each lease term, the Firm has a bargain purchase option to purchase the equipment.

Future minimum lease payments at December 31, 2017 are payable as follows:

1 year	$	108,687
Between 1 and 3 years		166,742
Total minimum lease payments	$	275,429
Less amount representing interest		26,666
Present value of minimum lease payments	$	248,763

NOTE 9 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2017, was $4,316,769, which exceeded minimum net capital requirements by $4,161,284. The ratio of aggregate indebtedness to net capital was approximately .54 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2017, because it does not hold customer funds or securities.

NOTE 10 – MEMBERS' EQUITY

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). A revised Operating Agreement became effective June 30, 2014. Under the revised Operating Agreement, there are currently two forms of equity ownership, Class A Units and Preferred Payment Units. Class A Unit holders mean all rights of a Member in the Firm. Under the Operating Agreement, distributions shall be made first to Preferred Payment Unit holders. Preferred Payment Unit holders shall receive monthly payments on the balance reflected in the Preferred Payment Unit holder's account. Preferred Payment Units holders receive a rate equal to an annual yield equal to the greater of 5% or the U.S. 10 Year Treasury Note rate plus 300 basis points (as measured at the end of each calendar quarter). The full description of respective rights, preferences, and privileges of the Firm's ownership are defined in the Firm's Operating Agreement and the Purchase Agreements. In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Class A Unit holders based upon their ownership percentages. In addition, distributions to the Class A Unit holders are based on the availability of net cash flows.